Exhibit 99(a)(5)(H)

PPR S.A. ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD AND

SUCCESSFUL COMPLETION OF TENDER OFFER FOR VOLCOM, INC.

PARIS, FRANCE and COSTA MESA, CA — June 23, 2011 — PPR S.A. (FR 0000121485, PRTP.PA, PPFP) and Volcom, Inc. (NASDAQ: VLCM) today jointly announced the successful completion of PPR’s tender offer by its wholly owned subsidiary, Transfer Holding, Inc., for all outstanding shares of common stock of Volcom for $24.50 per share in cash. The subsequent offering period for the tender offer expired at 5:30 p.m., New York City time, on Wednesday, June 22, 2011.

Computershare Trust Company, N.A., the depositary for the offer, advised that as of such time, a total of approximately 3,692,991 shares had been validly tendered into the subsequent offering period, which, when combined with those shares purchased in the initial offering period, represent approximately 87.4% of Volcom’s issued and outstanding shares. All shares validly tendered have been accepted for payment, and payment for such shares has been or will promptly be made in accordance with the terms of the offer.

PPR, through its wholly owned subsidiary, plans to exercise the top-up option to purchase directly from Volcom an additional number of shares sufficient (when combined with the shares purchased in the tender offer) to obtain ownership of 90% of Volcom’s outstanding shares.

PPR intends to complete its acquisition of the remaining shares of Volcom as soon as practicable through a short-form merger of Transfer Holding, Inc. with and into Volcom, with Volcom surviving as an indirect wholly owned subsidiary of PPR. In the short-form merger, any remaining Volcom shares (other than those held by PPR, Volcom or a subsidiary of PPR or Volcom, and any shareholders who validly exercise their appraisal rights in connection with the merger) will be exchanged for $24.50 per share in cash. Following the merger, shares of Volcom common stock will no longer be traded on Nasdaq.

“PPR’s Sport & Lifestyle Group is well-positioned to develop in the promising segment of action sport, thanks to Volcom’s outstanding brand with strong identity and unique heritage,” François-Henri Pinault, Chairman and CEO of PPR, said. “Together with Volcom’s senior management and teams, we will set out to take advantage of the synergies that will allow Volcom to reach a new stage in its development while keeping true to its values and customers. With Volcom, PPR is continuing its strategy of building a global Apparel and Accessories Group via iconic brands in both the Luxury Group and the Sport & Lifestyle Group.”

Richard Woolcott, CEO of Volcom, stated: “This marks an important turning point in our Company’s history, and I am very proud of what our team has accomplished thus far. With PPR, we now have the opportunity to further develop Volcom on a global level with the benefit of an entrepreneurial-minded, quality-driven and socially conscious partner. I am very excited about Volcom’s future and look forward to working with PPR in the years ahead.”

Advisors

Peter J. Solomon Company acted as financial advisor, and Wachtell, Lipton, Rosen & Katz acted as legal advisor, to PPR.  Wells Fargo Securities, LLC acted as financial advisor, and Latham & Watkins LLP acted as legal advisor, to Volcom.

About Volcom, Inc.

Volcom is an innovative designer, marketer and distributor of premium quality young mens and womens clothing, accessories and related products. The Volcom brand, symbolized by The Stone , is athlete-driven, creative and forward thinking. Volcom has consistently followed its motto of “youth against establishment,” and the brand is inspired by the energy of youth culture. Volcom and Electric branded products are sold throughout the United States and internationally. Volcom’s news announcements and SEC filings are available through the company’s website at www.volcom.com.

About PPR

PPR nurtures a group of high-growth global brands distributed in more than 120 countries. Through its Consumer and Luxury brands, PPR generated revenue of €14.6 billion in 2010, and had approximately 60,000 employees at December 31, 2010. The PPR share is listed on Euronext Paris (FR 0000121485, PRTP.PA, PPFP). To explore the PPR brand universe, please visit www.ppr.com: the Luxury group (Gucci, Bottega Veneta, Yves Saint Laurent, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), Puma, Fnac and Redcats (La Redoute, The Sportsman’s Guide, The Golf Warehouse …).

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer was made pursuant to a tender offer statement on Schedule TO filed by PPR with the SEC on May 11, 2011, as amended through the date of this release.  Volcom filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on May 11, 2011, as amended through the date of this release.  Volcom stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov.  The Schedule TO (including the offer to purchase and related materials), and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885.

Forward Looking Statements

Certain statements either contained in or incorporated by reference into this announcement and oral statements made from time to time by representatives of the company are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions and Volcom’s actual results could differ materially from the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results and the timing of events to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of Volcom to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; the possibility that various other conditions to the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; the outcome of any legal proceedings that may be instituted against one or both of PRR and Volcom and others in connection with the definitive agreement and transactions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; other uncertainties pertaining to the business of Volcom; further softening of the retail environment, sales of products by key retailers, changes in fashion trends and consumer preferences, general economic conditions, including the continuing global economic uncertainty, the impact of sourcing costs; and additional factors detailed in Volcom’s public filings with the SEC from time to time, including Volcom’s most recent Annual Report on Form 10-K for the year ended December 31, 2010, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, and additional factors described in PPR’s filings with the French AMF (Autorité des marchés financiers), in each case, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Many of the factors that will determine the outcome of the subject matter of this communication are beyond either PPR’s or Volcom’s ability to control or predict. The reader is cautioned not to unduly rely on these forward-looking statements. PPR and Volcom expressly disclaim any intent or obligation to update or revise publicly any forward-looking statements except as required by law.

Contacts:

For Volcom, Inc.
Rob Whetstone	(310) 279-5963	rwhetstone@pondel.com

For PPR
French Press
Charlotte Judet	+33 (0) 1 45 64 65 06	cjudet@ppr.com
Paul Michon	+33 (0) 1 45 64 63 48	pmichon@ppr.com
American Press
Stephanie Slipher	212-453-2211	Stephanie.Slipher@fleishman.com

Analysts/Investors
Alexandre de Brettes	+33 (0) 1 45 64 61 49	adebrettes@ppr.com
Emmanuelle Marque	+33 (0) 1 45 64 63 28	emarque@ppr.com